Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Marker Therapeutics, Inc. on Form S-1 of our report dated March 17, 2022, with respect to our audits of the consolidated financial statements of Marker Therapeutics, Inc. as of and for the years ended December 31, 2021 and 2020, which report is included in the Annual Report on Form 10-K (which contains an explanatory paragraph relating to substantial doubt about the ability of Marker Therapeutics, Inc. to continue as going concern as described in Note 2 to the consolidated financial statements) of Marker Therapeutics for the year ended December 31, 2021. We also consent to the reference to our Firm under the heading “Experts” in such prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Houston, Texas

December 23, 2022